SILVERSTONE CORPORATION BERHAD (41515-D)
(Formerly known as Angkasa Marketing Berhad)

A Member of The Lion Group

04024572

9 April 2004

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

RECEIVED
2004 APR 27 A 9:47
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Silverstone Corporation Berhad

We enclose herewith a copy of the General Announcement dated 6 April 2004, Re: 1. Proposed disposal by Chrome Marketing Sdn Bhd to Kau Hua Int'l Investment Co Ltd of its entire investment in Jiangxi Fuqi Motor Co Ltd for a total cash consideration of Rmb33.96 million (approximately RM15.59 million); and 2. Disposal by AMB Venture Sdn Bhd of 25,000,000 ordinary shares of RM1.00 each in Angkasa Transport Equipment Sdn Bhd ("ATE"), representing 90.81% of the enlarged share capital of ATE, to Lion Asiapac Limited for filing pursuant to exemption No. 82-3319 granted to Silverstone Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned for any queries.

PROCESSED
APR 27 2004
THOMSON FINANCIAL

Yours faithfully
SILVERSTONE CORPORATION BERHAD

WONG PHOOI LIN
Secretary

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

4/27

Form Version 2.0

General Announcement

Ownership transfer to SILVERSTONE CORPORATION/EDMS/KLSE on 06/04/2004 06:04:32 PM
Reference No SC-040406-7575E

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**SILVERSTONE CORPORATION BERHAD**
* Stock name	:	**SILSTON**
* Stock code	:	**5061**
* Contact person	:	**WONG PHOOI LIN**
* Designation	:	**SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

1.Proposed disposal by Chrome Marketing Sdn Bhd ("CMSB") to Kau Hua Int'l Investment Co Ltd ("Kau Hua") of its entire investment in Jiangxi Fuqi Motor Co Ltd ("Jiangxi Fuqi") for a total cash consideration of Rmb33.96 million (approximately RM15.59 million) ("Proposed Disposal")

2.Disposal by AMB Venture Sdn Bhd ("AMBV") of 25,000,000 ordinary shares of RM1.00 each in Angkasa Transport Equipment Sdn Bhd ("ATE"), representing 90.81% of the enlarged share capital of ATE, to Lion Asiapac Limited ("LAP") ("ATE Disposal")

* **Contents :-**

The Board of Directors of Silverstone Corporation Berhad ("SCB") refers to the announcement made on 27 November 2003 by SCB in respect of the Proposed Disposal and wishes to announce that the Ministry of Commerce of the People's Republic of China had on 31 March 2004 approved the Proposed Disposal which was received on 6 April 2004. The Proposed Disposal is therefore completed on 6 April 2004.

On 1 April 2004, SCB announced that AMBV and LAP have agreed to extend the deadline up to 30 September 2004 (or such other date as AMBV and LAP shall agree) for ATE to complete the disposal of its entire equity interest in Jiangxi Fuqi, the legal ownership whereof, as of the completion date of the ATE Disposal on 29 November 2002, is held by ATE and the beneficial interest held by CMSB. Upon the completion of the Proposed Disposal, ATE would therefore proceed to transfer on behalf of CMSB, the entire 50% equity interest in Jiangxi Fuqi to Kau Hua.

Shareholders of SCB and potential investors are requested to refer to the series of announcement made on 11 November 2000, 9 January 2001, 27 February 2001, 18 May 2001, 1 October 2001, 20 November 2001, 28 December 2001, 9 January 2002, 22 February 2002, 30 April 2002, 9 May 2002, 20 May 2002, 11 July 2002, 5 August 2002, 11 September 2002, 10 October 2002, 25 October 2002, 31 October 2002, 29 November 2002, 28 February 2003, 3 April 2003, 19 May 2003, 3 July 2003, 5 September 2003, 27 November 2003, 4 December 2003, 6 January 2004 and 1 April 2004 by SCB and/or its adviser, RHB Sakura Merchant Bankers Berhad for further details in respect of the above matter.

SILVERSTONE CORPORATION BERHAD

Secretary

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

SILVERSTONE CORPORATION BERHAD (41515-D)

Secretary

04 APR 2004